UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2013
Commission File Number 001-15244
CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report on Form 6-K, as it relates to Exhibits 23.1, 99.1 and 101.1 hereto, is filed solely to supplement the Credit Suisse Financial Release 2Q13, which was filed in Credit Suisse Group AG’s report on Form 6-K on July 25, 2013, primarily to include further disclosures on fair valuations and, in connection with the condensed consolidated financial statements, further disclosures on (i) investment securities, (ii) loans, allowance for loan losses and credit quality, (iii) long-term debt, (iv) accumulated other comprehensive income, (v) offsetting of financial assets and financial liabilities, (vi) tax, (vii) derivatives and hedging activities, (viii) guarantees and commitments, (ix) transfers of financial assets and variable interest entities, (x) fair value of financial instruments, and (xi) assets pledged and collateral, and the review report from Credit Suisse’s independent registered public accounting firm.
Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read with the Group’s annual report on Form 20-F for the year ended December 31, 2012 (Credit Suisse 2012 20-F) and the financial reports for the first and second quarters of 2013 furnished to or filed with the SEC, respectively, on Form 6-K on May 8, 2013 and as Exhibit 99.1 hereto.
References herein to “CHF” are to Swiss francs.
This report on Form 6-K, including the exhibits hereto (except the sections of Exhibit 99.1 which were not incorporated by reference in the Form 6-K filed by Credit Suisse on July 25, 2013) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2012 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects

SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2013 (6M13) compared to the six months ended June 30, 2012 (6M12) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2013. The Group’s financial report for the second quarter of 2013 (Credit Suisse Financial Report 2Q13), filed as Exhibit 99.1 hereto, includes unaudited financial information for 6M13 and 6M12.

Credit Suisse

For 6M13, we recorded net income attributable to shareholders of CHF 2,348 million, compared to net income attributable to shareholders of CHF 832 million in 6M12. Our results for 6M13 reflected improved client activity and a continued low interest rate environment.

Core Results

Core Results include the results of our two segments and the Corporate Center. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interests (SEI). The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Core Results revenues are impacted by changes in credit spreads on our fair-valued long-term vanilla debt, debit valuation adjustments relating to certain structured notes liabilities carried at fair value. Core results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility. Our Core Results reflect these changes in the Corporate Center.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.

Credit Suisse and Core Results
	Core Results		Noncontrolling Interests without SEI		Credit Suisse
in	6M13	6M12	6M13	6M12	6M13	6M12
Statements of operations (CHF million)
Net interest income	4,441	3,494	7	4	4,448	3,498
Commissions and fees	6,951	6,292	(12)	(14)	6,939	6,278
Trading revenues	2,190	1,327	(18)	18	2,172	1,345
Other revenues	421	982	216	195	637	1,177
Net revenues	14,003	12,095	193	203	14,196	12,298
Provision for credit losses	73	59	0	0	73	59
Compensation and benefits	5,984	6,707	13	9	5,997	6,716
General and administrative expenses	3,649	3,310	6	16	3,655	3,326
Commission expenses	941	868	0	0	941	868
Total other operating expenses	4,590	4,178	6	16	4,596	4,194
Total operating expenses	10,574	10,885	19	25	10,593	10,910
Income before taxes	3,356	1,151	174	178	3,530	1,329
Income tax expense	985	295	0	0	985	295
Net income	2,371	856	174	178	2,545	1,034
Net income attributable to noncontrolling interests	23	24	174	178	197	202
Net income attributable to shareholders	2,348	832	–	–	2,348	832

Results summary

In 6M13, we recorded net income attributable to shareholders of CHF 2,348 million, compared to CHF 832 million in 6M12. Net revenues were CHF 14,003 million compared to CHF 12,095 million in 6M12. Total operating expenses were CHF 10,574 million, down 3%. Our 6M13 results included realignment costs of CHF 225 million and fair value gains from movements in own credit spreads of CHF 50 million.
Private Banking & Wealth Management reported net revenues of CHF 6,709 million, down 2% compared to 6M12. 6M12 included gains of CHF 244 million on the partial sale of our investment in Aberdeen Asset Management (Aberdeen) and gains of CHF 41 million from the sale of a non-core business from the integration of Clariden Leu, which were included in other revenues. Excluding these gains, and the gain of CHF 34 million from the sale of JO Hambro Investment Management (JO Hambro) in 1Q13, net revenues were stable. Higher transaction- and performance-based revenues and slightly higher recurring commissions and fees were offset by lower net interest income. Transaction- and performance-based revenues were 8% higher, reflecting improved client activity with higher brokerage and product issuing fees, and higher foreign exchange fees from client transactions, higher carried interest on realized private equity gains, higher equity participations income and higher placement fees. These increases were partially offset by lower trading and sales income and lower performance fees from our Hedging-Griffo subsidiary. Recurring commissions and fees increased 3%, mainly from higher investment account and services fees and higher asset management fees. Lower net interest income in an ongoing low interest rate environment reflected significantly lower deposit margins and slightly higher loan margins on higher average deposit and loan volumes.
Wealth Management Clients reported net revenues of CHF 4,569 million, stable compared to 6M12, as higher transaction- and performance-based revenues and higher recurring commissions and fees were offset by lower net interest income. Transaction- and performance-based revenues were 8% higher, reflecting improved client activity with substantially higher brokerage and product issuing fees, and higher foreign exchange fees from client transactions, and higher equity participations income, primarily from the dividend of CHF 36 million from our ownership interest in SIX Group AG. These increases were partially offset by lower sales and trading income and lower semi-annual performance fees from Hedging-Griffo. Higher recurring commissions and fees mainly reflected higher investment account and services fees and higher discretionary mandate management fees. Lower net interest income reflected significantly lower deposit margins and stable loan margins on higher average deposit and loan volumes. Other revenues included CHF 34 million from the sale of JO Hambro in 6M13 and gains of CHF 41 million from the sale of a non-core business in 6M12.
In Corporate & Institutional Clients, net revenues of CHF 1,045 million were slightly lower in 6M13 compared to 6M12, as lower net interest income was partially offset by higher other revenues. Lower net interest income reflected significantly lower deposit margins and higher loan margins on higher average deposit and loan volumes. Other revenues included fair value losses on the Clock Finance transaction of CHF 11 million in 6M13 compared to CHF 20 million in 6M12.
In Asset Management, net revenues were CHF 1,095 million, down 14% compared to 6M12. Net revenues in 6M12 included gains of CHF 244 million on the partial sale of our investment in Aberdeen Asset Management. Excluding these gains, net revenues increased 7%. Fee-based revenues increased 8% compared to 6M12 due to higher carried interest on realized private equity gains, higher performance fees and higher asset management fees, partially offset by lower equity participations income. The increase in performance fees was primarily due to higher fees from single-manager hedge funds and credit strategies, partially offset by lower performance fees from Hedging-Griffo. Asset management fees of CHF 676 million were 3% higher reflecting higher average assets under management. Equity participations income was down 49%, primarily due to the sale of our ownership interest in Aberdeen in 2012.
Investment Banking reported net revenues of CHF 7,345 million in 6M13, up 9% compared to 6M12, driven by a balanced contribution across businesses. This result was achieved on a significantly reduced capital base with Basel III risk-weighted assets of USD 177 billion at the end of 6M13, down USD 25 billion compared to the end of 6M12. Fixed income sales and trading revenues were resilient, up 7% in 6M13, despite a decrease in client activity and higher volatility towards the end of the second quarter. Higher revenues in foreign exchange, global credit, securitized products and commodities were partially offset by losses in global rates and emerging markets. Equity sales and trading revenues increased 8% compared to 6M12, driven by improved market conditions and strong market shares across most of our equities businesses. Increased revenues in derivatives and cash equities were partially offset by decreased revenues from prime services. Prime services results decreased as our strong performance in prime brokerage, driven by market share momentum, was more than offset by lower financing revenues, particularly in Europe. Underwriting and advisory results increased 22% versus 6M12, driven by strong debt and equity underwriting momentum, partially offset by weaker advisory performance.
Corporate Center loss before taxes was CHF 496 million in 6M13. The loss included CHF 225 million of business realignment costs consisting primarily of severance and other compensation expense relating to the Group-wide cost efficiency initiatives, net fair value losses on own long-term vanilla debt of CHF 20 million, fair value gains on stand-alone derivatives of CHF 32 million and fair value gains from debit valuation adjustments on certain structured notes of CHF 38 million. The fair value gains on own vanilla debt reflected the widening of credit spreads on senior and subordinated debt across most currencies. In 6M12, Corporate Center pre-tax loss of CHF 1,998 million primarily reflected net fair value losses on own long-term vanilla debt of CHF 785 million, fair value losses on stand-alone derivatives of CHF 230 million, fair value losses on debit valuation adjustment on certain structured notes of CHF 500 million and business realignment costs of CHF 251 million.
Provision for credit losses were net provisions of CHF 73 million in 6M13, with net provisions of CHF 74 million in Private Banking & Wealth Management and net releases of CHF 2 million in Investment Banking.
Total operating expenses of CHF 10,574 million were down 3% compared to 6M12, primarily reflecting 11% lower compensation and benefits, partially offset by 10% higher general and administrative expenses. The decrease in compensation and benefits was mainly due to lower discretionary performance-related compensation expense and lower salary expense, reflecting lower headcount. The increase in general and administrative expenses was primarily due to higher litigation provisions and an expense provision of CHF 100 million related to a withholding tax treaty between Switzerland and the UK in 2Q13.
The effective tax rate was 29.4% in 6M13, mainly reflecting the impact of the geographical mix of results and a tax charge related to the re-assessment of a pre-existing deferred tax asset in Switzerland due to changes in earnings-mix assumptions in the current year. In 6M12, the effective tax rate was 25.6%, reflecting the impact of the geographical mix of results, an increase in valuation allowances against deferred tax assets resulting from current year losses in the UK and in Asia Pacific. These effects were partially offset by the impact of an advanced pricing agreement with tax authorities and a release of contingency reserves of CHF 60 million for uncertain tax positions, mainly as a result of audit settlements and the expiration of relevant statutes of limitations.

Condensed consolidated financial statements

Please refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q13 and 2Q13.

Exhibits
No. Description

12.1 Ratio of earnings to fixed charges

23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm

99.1 Credit Suisse Financial Report 2Q13

101.1 Interactive data files (XBRL-related documents) – Credit Suisse Group AG

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG

(Registrant)

Date: July 31, 2013

By:

/s/ Brady W. Dougan

      Brady W. Dougan

      Chief Executive Officer

By:

/s/ David R. Mathers

      David R. Mathers

      Chief Financial Officer